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14041484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 11575 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street Ste. 3
(No. and Street)

| Bloomington | Illinois | 61701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

| 202 N. Center Street | Bloomington | Illinois | 61701 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 04 2014
19 REGISTRATIONS BRANCH

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

President

Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/16/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDSTATE INCORPORATED

FINANCIAL REPORT

JUNE 30, 2014

Dunbar, Breitweiser

& COMPANY, LLP

CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS
202 North Center Street
Bloomington, Illinois 61701-3995
Phone 309-827-0348
Fax 309-827-7858

Dunbar, Breitweiser & COMPANY, LLP

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Midstate Incorporated
Bloomington, Illinois

We have audited the accompanying statement of financial condition of First Midstate Incorporated, a Delaware corporation, as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. First Midstate Incorporated's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of First Midstate Incorporated as of June 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
August 25, 2014

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2014

ASSETS

| | |
|---|---|
| Cash | $ 155,599 |
| Accounts receivable: | |
| Securities sold, customer | 2,538,832 |
| Securities sold, broker | 10,071,064 |
| Other | 22,500 |
| Security deposit | 1,000 |
| Investment in marketable securities | 1,563,350 |
| Prepaid expenses and other assets | 26,489 |
| Property and equipment, net of accumulated depreciation and amortization of $599,416 | 86,159 |
| | $ 14,464,993 |

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

| | |
|---|---|
| Accounts payable: | |
| Securities purchased | $ 11,978,864 |
| Trade | 179,458 |
| Distribution payable, related party | 175,000 |
| Accrued state income tax | 26,152 |
| Other accrued expenses | 181,471 |
| | $ 12,540,945 |

STOCKHOLDER'S EQUITY

| | |
|---|---|
| Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares | $ 25,000 |
| Retained earnings | 1,899,048 |
| | $ 1,924,048 |
| | $ 14,464,993 |

See Notes to Financial Statement.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Management has evaluated the need for subsequent event recognition or disclosure through August 25, 2014, the date the financial statements were available to be issued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

Due to the specialized accounting practices of securities brokers and dealers, the Company is not subject to the principles of accounting for investments in marketable securities mandated in FASB Accounting Standard Codification 320, "Investments – Debt and Equity Securities." Realized and unrealized gains or losses on these investments are recognized as net trading gains or losses on the income statement.

Property and equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

| | Years |
|---|---|
| Automobiles | 5 |
| Office equipment | 3-7 |

It is the Company's policy to include amortization expense on assets with depreciation expense.

Advertising:

Advertising costs are charged to operations when incurred and amounted to $8,821 for the year ended June 30, 2014.

Other comprehensive income:

The Company does not have any comprehensive income items and, therefore, nothing is reflected in these financial statements for accumulated other comprehensive income.

Note 2. Cash

Included in cash at June 30, 2014 is approximately $21,284, which represents amounts segregated in "Special Bank Accounts for the Exclusive Benefit of Customers." No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2014, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2014, the Company had $24,941 of uninsured cash balances. This amount does not reflect reductions for outstanding checks not yet presented to the banks for payment.

Note 4. Investments and Fair Value Measurements

The Company held 182,000 shares of Sprott Physical Silver Trust and 1,500 shares of Central Fund of Canada Limited Class A at June 30, 2014.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements.

The following table presents the Company's fair value hierarchy for those assets at fair value on a recurring basis as of June 30, 2014. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or 3 inputs were available to the Company.

*Level 1 Fair Value Measurements*

The fair values at June 30, 2014 for Level 1 investments are summarized as follows:

| | June 30, 2014<br>Level 1 |
|---|---|
| Sprott Physical Silver Trust (Level 1) | $ 1,541,540 |
| Central Fund of Canada Ltd Class A, (Level 1) | 21,810 |
| | $ 1,563,350 |

Note 5. Property and Equipment

| | Acquisition Cost | Accumulated Depreciation and Amortization | Net |
|---|---|---|---|
| Automobiles | $ 121,312 | $ 79,286 | $ 42,026 |
| Office furniture and equipment | 564,263 | 520,130 | 44,133 |
| | $ 685,575 | $ 599,416 | $ 86,159 |

Depreciation and amortization expense was $23,617 for the year ended June 30, 2014.

## Note 6. Related Party Transactions

The Company leases its office building from a related party under a year-to-year lease and paid a monthly rental of $20,000. The Company is responsible for interior maintenance and/or alterations, utilities and liability insurance. The total rent expense relative to this lease included in occupancy and equipment costs and the amount paid to the related party for the year ended June 30, 2014 is $240,000. The Company prepaid one month rent to a related party in the amount of $20,000. The Company recorded a distribution payable to a related party of $175,000 at June 30, 2014. The Company has paid a security deposit of $1,000 to the owner of the building.

Related parties of the Company purchased bonds underwritten by the Company at par value plus accrued interest which equals the Company's cost. Total purchases by the related parties for the year ended June 30, 2014 were $861,499.

## Note 7. Income Taxes

The Company has elected to be taxed under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for regular corporation federal and state income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

The Company is subject to the Illinois personal property replacement tax and this expense is reflected in the financial statements.

## Note 8. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of $1,348,860 which was $1,248,860 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .42 to 1.

## Note 9. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.

## Note 10. Accounting for Uncertain Tax Positions

The Company files income tax returns in the U.S. federal and state of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years before 2011.